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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                 SCHEDULE 13E-4


                                AMENDMENT NO. 1
                               (FINAL AMENDMENT)


                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


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                                 JOSTENS, INC.
                                (NAME OF ISSUER)


                                 JOSTENS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)


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                   COMMON STOCK, PAR VALUE $.33 1/3 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)


                                  481088 10 2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)


                             ORVILLE E. FISHER, JR.
                           SENIOR VICE PRESIDENT AND
                                GENERAL COUNSEL
                                 JOSTENS, INC.
                            5501 NORMAN CENTER DRIVE
                          MINNEAPOLIS, MINNESOTA 55437
                                 (612) 830-3300
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)


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                                    COPY TO:
                                THOMAS C. THOMAS
                          OPPENHEIMER WOLFF & DONNELLY
                                 3400 PLAZA VII
                            45 SOUTH SEVENTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 344-9273


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  Jostens, Inc., a Minnesota corporation (the "Company"), hereby amends its
Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") filed with the Securities and Exchange Commission on August 4, 1995 with respect to its offer to purchase up to 6,100,000 shares of common stock, par value $.33 1/3 per share, including the associated Common Stock Purchase Rights (the "Shares"), at prices, net to the seller in cash, not greater than $24.50 nor less than $21.50 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 4, 1995 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer").

ITEM 8. ADDITIONAL INFORMATION.

  The response to Item 8(e) of the Statement is hereby supplemented and amended as follows:

    On September 1, 1995, the Company issued a press release announcing the preliminary results of the Offer, which expired at 8:00 a.m., New York City time, on September 1, 1995, and on September 15, 1995 the Company issued a press release announcing the final results of the Offer. Pursuant to the Offer, the Company purchased 7,011,108 Shares at a price of $24.00 per Share. Copies of these press releases are attached hereto as Exhibits
    (a)(12) and (a)(13) and are incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(12) Form of Press Release issued by the Company dated September 1,
            1995.

    (a)(13) Form of Press Release issued by the Company dated September 15,
            1995.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Jostens, Inc.

                                             /s/ Robert C. Buhrmaster
                                          By: _________________________________
                                            Robert C. Buhrmaster
                                            President and Chief
                                             Executive Officer

Dated: September 15, 1995

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                               INDEX TO EXHIBITS

 ITEM                                DESCRIPTION                             PAGE
 ----                                -----------                             ----
 (a)(12)   Form of Press Release issued by the Company dated September 1,
            1995..........................................................
 (a)(13)   Form of Press Release issued by the Company dated September 15,
            1995..........................................................